Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dr. Reddy’s Laboratories Limited

We consent to the incorporation by reference in the registration statement (No. 333 101013 and 333-141072) on Form S-8 and (No.333-138608) on Form F-3 of Dr. Reddy’s Laboratories Limited (“the Company”) of our reports dated June 15, 2018, with respect to the consolidated statements of financial position of the Company as of March 31, 2018 and 2017, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three year period ended March 31, 2018, and the effectiveness of internal control over financial reporting as of March 31, 2018, which reports appear in the March 31, 2018 annual report on Form 20-F of the Company.

KPMG

Hyderabad, India

June 15, 2018